Exhibit 99.1

WNS Announces Addition of Anil Chintapalli as Executive Officer and Head of Strategic Growth Initiatives

NEW YORK, LONDON and MUMBAI, June 21, 2024 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of global digital-led Business Process Management (BPM) solutions, today announced that Anil Chintapalli has joined the company as an Executive Officer and Head of Strategic Growth Initiatives. Anil will report to Group CEO, Keshav Murugesh, and help drive key company-wide growth initiatives including (but not limited to) large deals, existing client relationships, geographic markets, and M&A.

Anil brings more than 30 years of financial services, technology, and management consulting experience to WNS. He has a proven track record of delivering business value for some of the world’s largest and best-known brands, building C-suite relationships and helping them execute on strategic initiatives including revenue growth, risk management, and operational efficiency. Anil has a strong technology background across ERP, SCM, and CRM, highlighted by his prior roles as a private equity technology investor and operator. He also brings executive level experience in Digital, IT Outsourcing, and Business Process Outsourcing for global systems integrators.

Anil has a bachelor’s degree in electrical and electronics engineering from Birla Institute of Technology & Science (Pilani, India), and a master’s degree in industrial engineering from the University of Massachusetts (Amherst, USA) with a focus on robotics, artificial intelligence, and supply chain management. Anil has authored a technology book on enterprise resource planning, and lives in Windermere, Florida.

“We are delighted to add an experienced senior executive like Anil to the WNS team,” said Keshav R. Murugesh, Group Chief Executive Officer, WNS. “Anil brings strong strategy, technology, operations, and management expertise to WNS which will help the company accelerate revenue growth and stakeholder value creation.”

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics, and process expertise to co-create innovative, digitally led transformational solutions with over 600 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer experience services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of March 31, 2024, WNS had 60,125 professionals across 65 delivery centers worldwide including facilities in Canada, China, Costa Rica, India, Malaysia, the Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, the United Kingdom, and the United States.

Safe Harbor Provision

This document includes information which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events. Factors that could cause actual results to differ materially from those expressed or implied are discussed in our most recent Form 20-F and other filings with the Securities and Exchange Commission. WNS undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT:

Investors:	Media:
David Mackey EVP–Finance & Head of Investor Relations WNS (Holdings) Limited +1 (646) 908-2615 david.mackey@wns.com	Archana Raghuram EVP & Global Head–Marketing & Communications WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com